[Letterhead of Cadwalader, Wickersham & Taft LLP]

May 1, 2008

Amanda McManus, Esq.
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Wells Fargo Asset Securities Corporation
      Registration Statement on Form S-3 (File No. 333-150038)
      Filed on April 1, 2008
      --------------------------------------------------------------------------

Dear Ms. McManus:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated April 22, 2008 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are two courtesy copies of Amendment No. 1, one of which has been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in Amendment No. 1 are to the marked version.

1. We note from pages 8 and 30 of the base prospectus, that the Trust Fund may include mortgage certificates, and the prospectus supplement will describe the mortgage certificates in detail. Please revise the prospectus supplement to include the necessary

Amanda McManus, Esq.
May 1, 2008


      disclosure regarding the underlying mortgage-backed securities, or include a bracketed placeholder to show where the disclosure will be provided.

      The Registrant has added a bracketed placeholder on page S-46 of the Prospectus Supplement to show where the disclosure regarding the underlying mortgage-backed securities will be provided.

2. Please confirm that your purchase of mortgage certificates from affiliated entities will comply with each of the requirements of Rule 190(b). Your response should separately address each individual requirement of Rule 190(b) and your disclosure should be revised to clarify your compliance with the rule.

      The Registrant confirms that the purchase of Mortgage Certificates will comply with each of the requirements of Rule 190(b) and addresses each individual requirement of Rule 190(b) below.

      Rule 190(b)(1): The Registrant confirms that the offering of any Mortgage Certificates will be eligible to be registered under Form S-3 as a primary offering of such securities.

      Rule 190(b)(2): The fourth method of offering listed in the second paragraph under the section entitled "Plan of Distribution" on page 148 of the Base Prospectus contemplates the inclusion of certificates as underlying securities backing another series of mortgage pass-through certificates.

      Rule 190(b)(3): The Registrant has added disclosure on page 31 of the Base Prospectus and page S-59 of the Prospectus Supplement addressing the plan of distribution for both the Mortgage Certificates and the asset-backed securities.

      Rule 190(b)(4): The Registrant confirms that the prospectus relating to the offering of the Mortgage Certificates will be delivered simultaneously with the delivery of the prospectus relating to the offering of the asset-backed securities, and the Registrant has added disclosure on page 31 of the Base Prospectus that the prospectus for the offering of the Mortgage Certificates will be delivered along with, or will be combined with, the prospectus for the offering of the asset-backed securities.

      Rule 190(b)(5): The Registrant has added disclosure on page 31 of the Base Prospectus and page S-59 of the Prospectus Supplement stating that each of the issuing entity, depositor, sponsor and each underwriter for the offering of the asset-backed securities will be an underwriter for the offering of any Mortgage Certificates.


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Amanda McManus, Esq.
May 1, 2008


      Rule 190(b)(6): The Registrant confirms that neither prospectus will disclaim or limit responsibility by the issuing entity, sponsor, depositor, trustee or any underwriter for information regarding the Mortgage Certificates.

      Rule 190(b)(7): The Registrant confirms that if the offering of the asset-backed securities and the Mortgage Certificates is not made on a firm commitment basis, the issuing entity or the underwriters for the offering of the asset-backed securities will distribute a preliminary prospectus for both the Mortgage Certificates offering and the asset-backed securities offering that identifies the issuer of the Mortgage Certificates and the expected amount of the issuer's Mortgage Certificates that is to be included in the asset pool to any person who is expected to receive a confirmation of sale of the asset-backed securities at least 48 hours prior to sending such confirmation.

If you have any questions concerning the foregoing or require any additional copies of Amendment No. 1, please contact the undersigned.

Very truly yours,


/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:   Lawrence D. Rubenstein, Esq.


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